(DYKEMA LOGO)                                  Dykema Gossett PLLC
                                               Franklin Square, Third Floor West
                                               1300 I Street N.W.
                                               Washington, DC 20005
                                               WWW.DYKEMA.COM
                                               Tel: (202) 906-8600
                                               Fax: (202) 906-8669
                                               ANEAL KRISHNAMURTHY
                                               Direct Dial: (202) 906-8741
                                               Email: ANEAL@DYKEMA.COM

June 19, 2009

VIA EDGAR

Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed April 27, 2009) (File Nos. 2-94157; 811-4146)

Dear Ms. White:

This letter responds to the comments of the staff of the Securities and Exchange Commission ("Commission"), which were conveyed to me via telephone on June 5, 2009, with respect to the post-effective amendment to the registration statement on Form N-1A (the "Registration Statement") of John Hancock Trust ("JHT" or "Registrant") which was filed with the Commission via EDGAR on April 27, 2009. Capitalized terms used herein have the meanings given them in the Registration Statement.

The staff's comments are set forth below. Changes in response to the staff's comments as described below will be made in JHT's filing pursuant to Rule 497 under the Securities Act of 1933.

COMMENT 1. General: Although the funds may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the funds will post their proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Alison White, Esq.
June 19, 2009
Page 2


Response: Registrant confirms that it will post the funds' proxy materials on the internet.

COMMENT 2. Bond Trust: Under "Principal Risks of Investing," please change the cross-reference from "Additional Information About the Funds' Principal Risks and Investment Policies" to "Additional Information About the Bond Trust's Principal Risks and Investment Policies."

Response: Registrant will change the cross-reference as requested.

COMMENT 3. Core Balanced Strategy Trust:

     a. Please correct the misspelling of the word "target" in the last sentence under "Investment Strategies."

     Response: Registrant will correct the misspelling.

     b. Please correct the sentence "The fund may also invest make direct investments in other types of investments."

     Response: Registrant will revise the sentence to state: "The fund may also invest in other types of investments."

     c. Please change, under "Principal Risks of Investing," the cross-reference from "Additional Information About the Funds' Principal Risks and Investment Policies" to "Additional Information About the Core Balanced Strategy Trust's Principal Risks and Investment Policies."

     Response: Registrant will change the cross-reference as requested.

COMMENT 4. Additional Information About The Bond Trust's Principal Risks And Investment Policies:

     a. Please include disclosure of risks associated with "Industry and sector investing risk" and "Investment company security risk." Those risks are listed under "Principal Risks of Investing" under the Bond Trust.

     Response: Upon further review, Registrant does not believe that "Industry and sector investing risk" is a principal risk of investing in the Bond Trust will delete the reference to such risk. Registrant will include the following disclosure about "Investment company securities risk" as requested:

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Alison White, Esq.
June 19, 2009
Page 3

     INVESTMENT COMPANY SECURITIES RISK

     A fund may invest in securities of other investment companies. The total return on such investments will be reduced by the operating expenses and fees of such other investment companies, including advisory fees. Investments in closed-end funds may involve the payment of substantial premiums above the value of such investment companies' portfolio securities.

     b. If the Bond Trust will invest in "baskets of subprime mortgages," please disclose under "Mortgage-backed and asset-backed securities risk" and also disclose any enhanced risks of such investments. In addition, please make similar disclosure in the Statement of Additional Information.

     Response. The Bond Trust does not currently intend to invest in "baskets of subprime mortgages." Should the situation change, the Registrant will revise the prospectus and Statement of Additional Information to add any necessary disclosure.

COMMENT 5. Subadvisory Arrangements and Management Biographies: For the Core Balanced Strategy Trust, please include Scott Warlow under the Portfolio Manager column.

     Response: Registrant will revise the disclosure as requested.

COMMENT 6. Policy Regarding Disclosure of Fund Portfolio Holdings: Please revise the website link as it leads to the following message - "The Web page you requested was not found."

Response: Registrant will update the website link.

COMMENT 7. For More Information: Please revise the website listed from "www.johnhancockannuities.com" to "www.jhannuities.com."

Response: Registrant will revise the disclosure as requested.

COMMENT 8. Appendix II - Portfolio Manager Information - MFC Global Investment Management (U.S.), LLC - Bond Trust:

     a. Please delete the word "Active" in the first paragraph.

     Response: Registrant will delete the word as requested.

     b. Under the discussion of compensation, please provide compensation information specific to each member of the portfolio management team. See Item 15(b) of Form N-1A.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Alison White, Esq.
June 19, 2009
Page 4


     Response: The compensation disclosure is fully applicable to each member of the portfolio management team. In addition, Registrant believes that this disclosure complies with the requirements of Item 15(b) of Form N-1A and is consistent with industry practice in meeting such requirements.

     c. Please provide disclosure about potential portfolio manager conflicts of interest as required by Item 15(a)(4) of Form N-1A.

     Response: Registrant will add the following disclosure:

     While funds managed by each of the portfolio managers may have many similarities, MFC Global (U.S.) has adopted compliance procedures to manage potential conflicts of interest such as allocation of investment opportunities and aggregated trading.

COMMENT 9. Appendix II - Portfolio Manager Information - MFC Global Investment Management (U.S.A.) Limited - Core Balanced Strategy Trust: The disclosure concerning compensation is too vague. Please review the requirements of Item 15(b) of Form N-1A and revise accordingly.

Response: Registrant believes that the disclosure complies with the requirements of Form N-1A and notes that the disclosure is the standard disclosure used by the subadviser. Therefore, Registrant respectfully declines to make any revisions to this disclosure.

COMMENT 10. Tandy Representation: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Alison White, Esq.
June 19, 2009
Page 5

Response:

JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8741 or Bruce W. Dunne of this office at 202-906-8712 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC


Aneal Krishnamurthy

           California | Illinois | Michigan | Texas | Washington D.C.